Exhibit 21.1

Subsidiaries of Encore Acquisition Company

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

EAP Energy, Inc.	Delaware

EAP Properties, Inc.	Delaware

EAP Operating, Inc.	Delaware

EAP Energy Services, L.P.	Texas

Encore Operating, L.P.	Texas

Encore Operating Louisiana LLC	Delaware